PRESS RELEASE

Attention Business/Financial Editors:

NOVAMERICAN REPORTS 37TH CONSECUTIVE PROFITABLE QUARTER

MONTREAL, March 29, 2007 - Novamerican Steel Inc. (NASDAQ: TONS) announced today its financial results for the first quarter ended February 24, 2007. (All amounts are in U.S. dollars).

SUMMARY OF FINANCIAL HIGHLIGHTS
(in thousands of U.S. dollars, except per share and tons data)

	QUARTER ENDED
	February 24, 2007	February 25, 2006	Change

Net sales	$187,190	$195,702	($8,512)
Gross margin	18.6%	21.6%	-3.0%
Net income	$5,178	$8,843	($3,665)
Basic income per share	$0.50	$0.87	($0.37)
Diluted income per share	-	$0.85	($0.85)

Tons sold	203,392	215,868	(12,476)
Tons processed	147,193	236,438	(89,245)
	350,585	452,306	(101,721)

FIRST QUARTER RESULTS

Sales for the first quarter of 2007 decreased by $8.5 million, or 4.3%, to $187.2 million from $195.7 million for the first quarter of 2006.

Tons sold and processed in the first quarter of 2007 decreased by 101,721, or 22.5%, to 350,585 tons from 452,306 in the first quarter of 2006.

The gross margin for the first quarter of 2007 decreased to 18.6% from 21.6% for the first quarter of 2006.

Net income for the first quarter of 2007 decreased by $3.7 million, or 41.4%, to $5.2 million, or $0.50 per share, versus $8.8 million, or $0.87 per share ($0.85 after dilution), for the first quarter of 2006.

OPERATIONS

Business conditions during the Company's first quarter were weaker than originally anticipated. Demand for steel remained soft due to an ongoing industry-wide inventory correction by the service centers as well as weaker than expected end user demand in several manufacturing sectors. Weak automotive production adversely affected the volume of tons processed.

OUTLOOK

Management is expecting a stronger second quarter as seasonal factors and inventory replenishment lead to better customer demand. Recent announcements of price increases by the North American steel mills signal an end to the inventory correction and will likely lead to increases in both the Company's sales volume and gross margins. Import offers remain unattractively priced and imported steel is unlikely to have any impact on market conditions for the next two quarters.

COMPANY DESCRIPTION

Novamerican Steel Inc., based in Montreal, Canada with eleven operating locations in Canada and eleven operating locations in the United States, processes and distributes carbon steel, stainless steel and aluminum products, including carbon steel tubing for structural and automotive markets.

FORWARD-LOOKING (SAFE HARBOUR) STATEMENTS

Except for historical information contained herein, the matters set forth in this press release are forward-looking statements that involve risks and uncertainties including, but not limited to, product demand, competition, regulatory approvals, the effect of economic conditions and technological difficulties and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission.

CONTACTS

For further information: Lawrence P. Cannon, CA, Vice President and Chief Financial Officer, Novamerican Steel Inc. (514) 368-6455. Visit us at www.novamerican.com.

Conference call: Friday March 30, 2007 at 9:00 am.
                          Dial-in number: 1-800-525-6384

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements
(unaudited)

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
(in accordance with U.S. GAAP, in thousands of U.S. dollars, except per share and tons data)

	Three months ended
	February 24,	February 25,
	2007	2006
	$	$
Net sales	187,190	195,702
Cost of sales	152,303	153,348
Gross margin	34,887	42,354

Operating expenses
Plant	10,516	11,762
Delivery	5,846	6,335
Selling	3,553	3,480
Administrative and general	7,476	7,315
	27,391	28,892
Operating income	7,496	13,462

Interest expense	271	780
Other income	(334)	(427)
Share in income of a joint venture	(2)	(189)
	(65)	164
Income before income taxes	7,561	13,298
Income taxes	2,383	4,455
Net income	5,178	8,843

Net income per share
Basic	0.50	0.87
Diluted	-	0.85

Weighted average number of shares outstanding	10,450,000	10,217,563

Comprehensive income
Net income	5,178	8,843
Changes in cumulative translation adjustment	(2,082)	3,940
Change in fair value of interest rate swap, net of deferred income taxes	-	30
	3,096	12,813

Tons sold	203,392	215,868
Tons processed	147,193	236,438
	350,585	452,306

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements
(unaudited)

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(in accordance with U.S. GAAP, in thousands of U.S. dollars, except share data)

				Accumulated
				Other	Total
	Common Shares		Retained	Comprehensive	Shareholders'
	Number	Amount	Earnings	Income	Equity
		$	$	$	$
Balance at November 25, 2006	10,450,000	38,904	266,018	23,624	328,546
Options exercised
Net income			5,178		5,178
Changes in cumulative translation adjustment	-	-	-	(2,082)	(2,082)
Balance at February 24, 2007	10,450,000	38,904	271,196	21,542	331,642

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements
(unaudited)

CONSOLIDATED STATEMENT OF CASH FLOWS
(in accordance with U.S. GAAP, in thousands of U.S. dollars)

	Three months ended
	February 24,	February 25,
	2007	2006
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	5,178	8,843
Adjustments to reconcile net income to net cash from
(used for) operating activities
Depreciation and amortization	2,619	2,529
Share in income of a joint venture	(2)	(189)
Deferred income taxes	(38)	(516)
Gain on disposal of property, plant and equipment	(1)	-
Changes in working capital items
Accounts receivable	(3,377)	10,122
Income taxes receivable	21	2,361
Inventories	(227)	(15,311)
Prepaid expenses and other	(752)	(1,575)
Accounts payable and accrued liabilities	15,235	(9,823)
Income taxes payable	(3,220)	(1,004)
Net cash from (used for) operating activities	15,436	(4,563)
CASH FLOWS FROM INVESTING ACTIVITIES
Short term investment	36,837	17,305
Distribution from a joint venture	-	260
Additions to property, plant and equipment	(1,953)	(4,881)
Proceeds from disposal of property, plant and equipment	7	-
Other assets	(16)	(36)
Net cash from investing activities	34,875	12,648
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in bank indebtedness	972	(342)
Issue of common shares	-	4,113
Repayment on long-term debt	(38,312)	(108)
Net cash from (used for) financing activities	(37,340)	3,663

Effect of exchange rate changes on cash and cash equivalents	(295)	742
Net increase in cash and cash equivalents	12,676	12,490
Cash and cash equivalents, beginning of period	31,016	47,805
Cash and cash equivalents, end of period	43,692	60,295

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	341	872
Income taxes paid	5,240	3,285

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements
(unaudited)

CONSOLIDATED BALANCE SHEETS
(in accordance with U.S. GAAP, in thousands of U.S. dollars)

	February 24,	February 25,	November 25,
	2007	2006	2006
	unaudited	unaudited	audited
	$	$	$
ASSETS
Current assets
Cash and cash equivalents	43,692	60,295	31,016
Accounts receivable	112,051	114,757	109,609
Loan receivable	-	-	37,670
Income taxes receivable	1,555	347	-
Inventories	162,124	144,557	163,060
Prepaid expenses and other	2,851	3,051	2,096
Deferred income taxes	1,706	1,816	1,957
	323,979	324,823	345,408
Investment in a joint venture	1,750	2,066	1,748
Property, plant and equipment	104,983	106,482	106,309
Goodwill	12,994	12,994	12,994
Deferred income taxes	2,053	1,875	2,260
Other assets	255	672	328
	446,014	448,912	469,047

LIABILITIES
Current liabilities
Current portion of long-term debt	432	3,089	38,642
Bank indebtedness	1,483	2,398	513
Trade accounts payable and accrued liabilities	92,449	89,372	79,302
Trade accounts payable to a company controlled by a director	909	964	677
Trade accounts payable to a joint venture	702	1,282	592
Advances due to related parties	189	162	192
Income taxes payable	-	-	1,703
Deferred income taxes	280	35	290
	96,444	97,302	121,911
Long-term debt	2,498	41,764	2,645
Fair value of interest rate swap	-	20	-
Deferred income taxes	15,430	15,941	15,945
	114,372	155,027	140,501

SHAREHOLDERS' EQUITY
Share capital	38,904	38,904	38,904
Retained earnings	271,196	230,563	266,018
Accumulated other comprehensive income	21,542	24,418	23,624
	331,642	293,885	328,546
	446,014	448,912	469,047